UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

REQUIRED INFORMATION
The WellPoint 401 (k) Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012 and for the
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012 and for the
Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm
To the Pension Committee of
ATH Holding Company, LLC
We have audited the accompanying statements of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Indianapolis, Indiana
June 13, 2014

WellPoint 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash	$194,451,327	$13,744,803
Investments at fair value	4,323,813,465	3,584,545,736
Receivables:
Contribution receivable from employer	2,152,070	1,146,068
Contribution receivable from participants	40,978	78,057
Notes receivable from participants	138,002,190	129,101,653
Due to broker for investment transactions, net	—	(11,020)
Net assets available for benefits	$4,658,460,030	$3,728,605,297
See accompanying notes.

WellPoint 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions
Interest and dividends	$107,630,192
Interest income on notes receivable from participants	5,698,627
Net appreciation in fair value of investments	664,537,977
Contributions:
Participants	188,610,844
Rollovers	13,253,316
Employer	86,996,346
Transfer of assets from merged plans	197,345,851
Total additions	1,264,073,153
Deductions
Benefit payments and withdrawals	331,451,291
Administrative fees	2,767,129
Total deductions	334,218,420
Increase in net assets available for benefits	929,854,733
Net assets available for benefits at beginning of year	3,728,605,297
Net assets available for benefits at end of year	$4,658,460,030
See accompanying notes.

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013
1. Description of the Plan
General
The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is a defined contribution plan, which was established to provide savings opportunities for employees of WellPoint, Inc. (“WellPoint”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of WellPoint, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Mergers and Divestiture
The AMERIGROUP Corporation Retirement Savings Plan (the “AGP Plan”) was merged into the Plan effective December 31, 2013. Net assets available for benefits of $196,855,603 were transferred to the Plan on the date of the merger. Employees of AMERIGROUP Corporation became eligible to participate in the Plan effective January 1, 2014.
Effective June 30, 2013, the Resolution Health, Inc. Delaware 401(k) Savings Plan (the “RHI Plan”) was merged into the Plan. Net assets available for benefits of $490,248 were transferred to the Plan on the date of the merger. Employees of Resolution Health, Inc. became eligible to participate in the Plan effective July 1, 2008, when the RHI Plan was frozen to new contributions.
In connection with WellPoint’s January 31, 2014 divestiture of 1-800 CONTACTS, Inc., net assets available for benefits of $14,559,799 were transferred from the Plan to the 1-800 CONTACTS Retirement and Savings Plan, an unrelated plan sponsored by 1-800 CONTACTS, Inc. on May 1, 2014. Active associates of 1-800 CONTACTS, Inc. ceased making contributions to the Plan effective April 1, 2014.
Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions and to pay administrative expenses of the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 60% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account or after tax contributions to a Roth 401(k) account. Eligible employees who do not make an election within 30 days of their date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation. After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 2% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4%. The Plan Sponsor match is contributed as a pretax contribution.
Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants direct their elective contributions into various investment options offered by the Plan, including the WellPoint Stock Fund and a brokerage option account. The WellPoint Stock Fund is a unitized fund that invests in WellPoint, Inc. common stock. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.
Vesting
Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.
Benefit Payments and Withdrawals
An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan. Participant contributions to the Participant’s account are suspended for the six months following a hardship withdrawal from a Participant’s account.
A Participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.
Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the WellPoint Stock Fund paid in whole shares of WellPoint common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70½. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.
Participant Loans
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.
Forfeitures
Forfeitures of terminated nonvested account balances totaling $823,835 and $409,349 remained in the Plan as of December 31, 2013 and 2012, respectively. Forfeitures of $62,474 were used to reduce Plan Sponsor contributions and pay administrative expenses during 2013.

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
Administration of the Plan
Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. serves as the Plan’s recordkeeper and provides investment services.
The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Transaction fees related to loan processing are paid from individual participant accounts.
More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments of the Plan are recorded at fair value. See Note 5 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a Participant ceases to make loan repayments and the plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.
3. Investments
During 2013, the Plan restructured the investments offered to participants. Target Date Retirement mutual funds were moved to similar collective trusts. Other mutual funds were moved from Investor shares to Institutional shares. These moves maintained the underlying investments available to Participants and lowered expense ratios.
Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2013	2012
The Vanguard Group mutual funds:
Prime Money Market Fund Institutional Shares	$445,459,693	$—
Institutional Index Fund Plus Shares	643,874,257	—
Total Bond Market Index Fund Institutional Plus Shares	341,396,833	—
Total International Stock Index Fund Institutional Plus Shares	335,083,022	—
Wellington Fund Admiral Shares	328,734,231	—
PRIMECAP Fund Admiral Shares	285,065,254	—
Extended Market Index Fund Institutional Plus Shares	267,562,710	—
Prime Money Market Fund	—	460,704,004
Institutional Index Fund	—	501,693,524
Total Bond Market Index Fund	—	374,159,738
Wellington Fund	—	274,413,235
Total International Stock Index Fund	—	266,523,683
PRIMECAP Fund	—	212,133,571
Target Retirement 2025 Fund	—	205,981,005
Extended Market Index Fund	—	194,432,424

The Vanguard Group collective trusts:
Target Retirement 2025 Trust I	252,277,279	—

WellPoint, Inc. common stock	241,493,837	*
*Does not represent 5% or more of the Plan’s net assets available for benefits for this period.

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2013, the Plan’s investments, including investments bought, sold, and held during the year, appreciated as follows:

Mutual funds	$519,574,115
Collective trusts	56,565,099
WellPoint, Inc. common stock	88,398,763
Net appreciation in fair value of investments	$664,537,977
4. Employee Stock Ownership Plan (ESOP)
The portion of a Participant’s account held in the WellPoint Stock Fund is designated as an ESOP and the account is considered an eligible individual account plan as defined by ERISA. WellPoint, Inc. common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.
Put Option
In accordance with IRS regulations, WellPoint, Inc. stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the WellPoint stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on WellPoint, Inc. Stock
Any cash dividends paid to the Participant’s account will be reinvested in the WellPoint Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
5. Fair Value of Investments
Accounting Standards Codification Topic 820 ("ASC 820"), defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires certain disclosures about fair value measurements.
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Transfers between Levels, if any, are recorded as of the beginning of the reporting period.

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

5. Fair Value of Investments (continued)

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value (“NAV”), of shares held by the Plan at year end.
Collective trusts: Value is based on the value of the underlying investments divided by the number of units outstanding. There are no restrictions on redemptions from the collective trusts.
Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.
WellPoint common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.
Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.
A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

December 31, 2013	Level I	Level II	Level III	Total

Mutual funds:
Money market	$448,368,454	$—	$—	$448,368,454
Domestic equities	2,098,227,630	—	—	2,098,227,630
International equities	338,770,857	—	—	338,770,857
Fixed income	373,239,985	—	—	373,239,985
Equity securities	241,535,493	—	—	241,535,493
Collective trusts	—	823,597,430	—	823,597,430
Life insurance contracts	—	—	73,616	73,616
Total	$3,500,142,419	$823,597,430	$73,616	$4,323,813,465

December 31, 2012	Level I	Level II	Level III	Total

Mutual funds:
Money market	$464,671,054	$—	$—	$464,671,054
Domestic equities	1,611,461,969	—	—	1,611,461,969
International equities	269,744,151	—	—	269,744,151
Life cycle	627,358,726	—	—	627,358,726
Fixed income	427,635,601	—	—	427,635,601
Equity securities	183,601,458	—	—	183,601,458
Life insurance contracts	—	—	72,777	72,777
Total	$3,584,472,959	$—	$72,777	$3,584,545,736

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

5. Fair Value of Investments (continued)

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2013 and 2012 is as follows:

Life Insurance Contracts
Year ended December 31, 2013:
Beginning balance at January 1, 2013	$72,777
Unrealized gains relating to assets held at end of year	503
Purchases	336
Sales	—
Ending balance at December 31, 2013	$73,616

Year ended December 31, 2012:
Beginning balance at January 1, 2012	$80,303
Unrealized losses relating to assets held at end of year	(809)
Purchases	336
Sales	(7,053)
Ending balance at December 31, 2012	$72,777
There were no transfers between Levels I and II during 2013 and 2012. The Target Date Retirement mutual funds held by the Plan during 2012, which were Level I investments, were sold and reinvested in collective trusts during 2013. The collective trusts are Level II investments.
6. Related Party Transactions
As of December 31, 2013, the Plan owned approximately 2,615,910 shares of WellPoint common stock with a fair value of $241,493,837. During 2013, the Plan had net sales of WellPoint common stock totaling $19,574,921.
During 2013, the Plan reimbursed WellPoint, Inc. $62,474 of administrative expenses. This reimbursement is included in Administrative fees in the Statement of Changes in Net Assets Available for Benefits.
7. Income Tax Status
The Plan has received a determination letter from the IRS dated March 12, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded

WellPoint 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)

7. Income Tax Status (continued)

that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

WellPoint 401(k) Retirement Savings Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713806 Plan #0003
December 31, 2013

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current Value
Shares of registered investment companies
*	Artisan	Midcap Value Fund Institutional Shares	$136,839,220
*	Touchstone Sands Capital	Select Growth Fund Institutional Shares	130,085,976
*	The Vanguard Group Mutual Funds
		Prime Money Market Fund Institutional Shares	445,459,693
		Institutional Index Fund Institutional Plus Shares	643,874,257
		Total Bond Market Index Fund Institutional Plus Shares	341,396,833
		Total International Stock Index Fund Inst'l Plus Shares	335,083,022
		Wellington Fund Admiral Shares	328,734,231
		PRIMECAP Fund Admiral Shares	285,065,254
		Extended Market Index Fund Inst'l Plus Shares	267,562,710
		Windsor II Fund Admiral Shares	170,244,596
		Explorer Fund Admiral Shares	117,246,177
		Inflation-Protected Securities Fund Admiral Shares	28,547,206
			3,230,139,175
	Vanguard Group Collective Trusts
		Target Retirement 2025 Trust I	252,277,279
		Target Retirement 2035 Trust I	186,406,506
		Target Retirement 2015 Trust I	127,287,241
		Target Retirement 2045 Trust I	102,983,065
		Target Retirement 2020 Trust I	49,942,446
		Target Retirement Income Trust I	31,974,273
		Target Retirement 2030 Trust I	28,600,019
		Target Retirement 2040 Trust I	19,795,990
		Target Retirement 2050 Trust I	11,520,200
		Target Retirement 2010 Trust I	8,624,670
		Target Retirement 2055 Trust I	3,313,816
		Target Retirement 2060 Trust I	871,925
			$823,597,430

*	WellPoint, Inc. common stock		$241,493,837

	Brokerage Option Accounts		28,509,407

*	Notes receivable from participants	Interest rates range from 4.0% to 10.5%	138,002,190

	American Mayflower Life Insurance Company	Individual life insurance cash surrender values	73,616
			$4,461,815,655
*Party in interest.
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Jose Tomas
Jose Tomas
Chairman of the Pension Committee of ATH Holding Company, LLC

Date: June 13, 2014

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm